No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2024

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

The Company filed its Documents on Corporate Governance with the Tokyo Stock Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Sumihiro Takahashi
Sumihiro Takahashi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: July 22, 2024

CORPORATE GOVERNANCE

HONDA MOTOR CO., LTD.

Last updated: July 9, 2024

Honda Motor Co., Ltd.

Toshihiro Mibe

Contact and telephone number: Governance and Compliance Division

Telephone: 03-3423-1111 (main number)

Securities code number: 7267

https://global.honda/en/

The status of corporate governance at Honda Motor Co., Ltd. (hereinafter, “Honda”, the “Company”) is as follows.

I.	Basic Approach to Corporate Governance, and Capital Composition, Corporate Attributes and Other Basic Information

1.	Basic Approach

Honda strives to enhance corporate governance as one of the most important tasks for its management, based on the Company’s basic principle, in order to strengthen the trust of our shareholders/investors, customers and society; encourage timely, decisive and risk-considered decision-making; seek sustainable growth and the enhancement of corporate value over the mid- and long-term; and become “a company that society wants to exist”.

In order to clearly segregate the supervisory function and execution function of management and to strengthen the supervisory function and to enable prompt and flexible decisions, the Company has “Nominating Committee”, “Audit Committee”, and “Compensation Committee”, which each are composed of more than one half of Outside Directors, and has adopted a company with three committees structure which allows broad delegation of the business execution authority from Board of Directors to the Executive Officers.

We are making efforts to appropriately disclose corporate information including the release and disclosure of quarterly financial results and management policies in a timely and accurate manner to bolster trust and appreciation from shareholders/investors and society. Going forward, we will continue to strive to ensure the transparency of our management.

Reasons for not complying with certain principles under the Corporate Governance Code

[Supplementary Principle 2.4.1] Approaches for securing diversity in assignment, etc. of core human resources

For Honda, diversity of the workforce means to enhance our total strength by providing equal opportunities to people regardless of their personal attributes, such as race, nationality, cultural background, age, gender, gender identity, sexual orientation, past career, educational background and having disabilities or not. Honda also encourages them to respect each other’s individual differences and talents while exerting their own abilities to the fullest, based on Honda’s philosophy of “Respect for the Individual”.

Honda has always strived to assign the right people to the right positions depending on their capabilities toward achieving the business strategy regardless of individual attributes (such as nationality or gender).

Regarding assigning women to management positions, Honda has set numerical targets and is engaged in initiatives such as talent development. For details, please refer to “4. Social—Human Resources” in the “Honda ESG Data Book 2024” published on our website.

Although Honda has not set numerical targets for assigning mid-career employees to management positions, the ratios of employees in management positions are almost equal for graduate hires and mid-career hires, indicating that assignment to management positions does not depend on attributes such as hiring paths.

The Honda group has also launched a “Global Succession Plan” to systematically develop and appoint competent and motivated personnel regardless of individual attributes. More specifically, Honda has developed a “Global Competency Model (GCM)”, which represents behavioral traits required for a global leader, has introduced a GCM-based talent assessment system (personnel capabilities and characteristics evaluation) within the global leader training programs, and has promoted the development of talent profiles on a global basis. At the same time, Honda has defined the preconditions and capabilities required of major global positions and facilitates matching with talent information.

The above-mentioned talent and position information is shared and discussed with management at the Global Talent Board (GTB). In addition, with the establishment of the GTB Working Group to discuss talents with a wider range of target groups and the Talent Board for each business operation and function, Honda is promoting company-wide strategic personnel education and employment.

[Supplementary Principle 4.2.2] Initiatives, etc. regarding sustainability

For Honda’s initiatives for sustainability, please refer to “2. Honda’s Sustainability” in the Integrated Report “Honda ESG Data Book 2024”.

Honda has facilitated opportunities for discussions among Directors regarding mid- to long-term business expansion and management resource allocation including electrification and the like of our automobile business, and formulated a mid- to long-term management plan based on these discussions. Also, our Board of Directors regularly confirms the progress of the medium-term management plan.

Disclosure based on each Corporate Governance Code principle

Based on the Board of Directors resolutions, “Honda Corporate Governance Basic Policies” showing the company’s basic concept, framework and implementation policy are determined and posted on our website.

URL of “Honda Corporate Governance Basic Policies”:

https://global.honda/en/investors/policy/governance/main/04/teaserItems1/01/linkList/0/link/20230401_governance_policy_e_2.pdf

[Principle 1.4] Basic policy about cross-shareholdings, verification of appropriateness of the holding, and the voting rights as to the cross-shareholdings

Refer to Article 16 (Basic Policies for Cross-Shareholdings and Exercise of Voting Rights as to Cross-Shareholdings) of the “Honda Corporate Governance Basic Policies”.

[Principle 1.7] Related Party Transactions

Refer to Article 10 (Conflicting Interest Transactions) of the “Honda Corporate Governance Basic Policies”.

[Principle 2.6] Effort for company pension fund to function as an asset owner

•	Pension fund management for the Company is conducted by the Honda Corporate Pension Fund (hereinafter, the “Fund”).

•

The Fund avoids conflicts of interests between the fund beneficiaries and the Company by entrusting the management of its reserve fund to multiple investors in and out of Japan, and the portfolio managers of the entrusted investors make investment decisions and exercise voting rights at their discretion.

•

In order for the Fund to enhance its specialist knowledge in fund management and to exercise its function such as monitoring against investors sufficiently, the Company dispatches its officer(s) and/or staff with expertise in finance and human resources to the Fund. Moreover, the Company checks soundness of the overall operation of the Fund through the activities such as deliberations of asset management committee held quarterly.

[Principle 3.1]

(1) Business principles, business strategies and business plans

Basic principles:	Honda Philosophy is posted on our website.

Business strategies:	“2030 vision” is planned and announced in 2017 and goals of realizing “carbon neutrality and zero traffic collision fatalities by 2050” are set and announced.

Business plans:	Business forecast for each fiscal year is announced.

(2) Basic views and guidelines on corporate governance

Refer to the “Honda Corporate Governance Basic Policies”.

(3) Basic policies and procedures in determining the remuneration of the Directors and Executive Officers

Refer to Article 13 (Remuneration Policies) of the “Honda Corporate Governance Basic Policies”.

(4) Policies and procedures in the nomination and dismissal of Directors and Executive Officers

Refer to Article 3 (Constitution of the Board of Directors), Article 4 (Directors), Article 6 (Nominating Committee), and Article 12 (Executive Officers) of the “Honda Corporate Governance Basic Policies”.

(5) Explanations with respect to the individual nominations of candidates for Directors

Refer to the “convening notices for general shareholder meetings” posted on our website.

[Supplementary Principles 3.1.3] Strategies dealing with sustainability issues

Refer to “3. Environment,” “4. Social – Human Rights,” and “4. Social – Human Resources” in the “Honda ESG Data Book 2024” published on our website.

Regarding responses to climate change, the Company supports the TCFD and discloses information based on its framework.

[Supplementary Principles 4.1.1] Matters to be decided by the Board of Directors and the scope of the matters delegated to the Executive Officers

Refer to Article 2 (Roles and Responsibilities of the Board of Directors) and Article 12 (Executive Officers) of the “Honda Corporate Governance Basic Policies”.

[Principle 4.9] Independence Standards and Qualification for Independent Outside Directors

Refer to Annex 1 (Criteria for Independence of Outside Directors) of the “Honda Corporate Governance Basic Policies” and II-1 of this report (Matters Relating to Independent Directors).

[Supplementary Principles 4.11.1] Skill Matrix for Directors

Refer to “Notice of Convention of Ordinary General Meeting of Shareholders” posted on our website.

[Supplementary Principles 4.11.2] Conditions of the Directors also serving as directors at other companies

Refer to the “Notice of Convocation of the Ordinary General Meeting of Shareholders” and relevant documents posted on our website.

[Supplementary Principles 4.11.3] Evaluation of effectiveness of the Board of Directors

For each fiscal year, the Company carries out an evaluation of the Board as a whole for the purpose of checking the current state of the Board’s operational capabilities, with the aim of further improving its effectiveness and promoting understanding among shareholders and stakeholders.

The method of evaluation of effectiveness of the Board of Directors for the fiscal year ended March 31, 2024 and outline of the results are as follows:

I. Method of evaluation

As in the previous fiscal year, a self-evaluation was conducted by the Company for fiscal year ended March 31, 2024. Based on the results of a questionnaire and interviews conducted with the Directors, the self-evaluation was deliberated and resolved at the Board of Directors. The self-evaluation questionnaire was prepared under the supervision of outside attorneys. The interviews and the compilation of the results were carried out by outside attorneys as well.

II. Results of evaluation

As a result of the evaluation of effectiveness of the Board of Directors, it was confirmed that the effectiveness of the Board of Directors has been adequately ensured through appropriate setting of items to be deliberated and meeting frequency, enhancement of opportunities to share information and exchange opinions for Outside Directors, including business site visits, and appropriate operation of the three committees.

III. Future improvements

The Company will further enhance the effectiveness as a monitoring-type Board of Directors by further invigorating discussions within and outside the Board of Directors, as well as by further strengthening collaboration between the Board of Directors and each of the three committees.

Refer to “Notice of Convocation of the Ordinary General Meeting of Shareholders” published on our website for details of Board effectiveness evaluation.

[Supplementary Principles 4.14.2] Training policy for Directors

Refer to Article 9 (Training for Directors, Executive Officers, and Other Executives) of the “Honda Corporate Governance Basic Policies”.

[Principle 5.1] Policy for Constructive Dialogue with Shareholders

Refer to Article 17 (Policies for Dialogue with Shareholders) and Annex 2 (Policies for Promoting Dialogue with Shareholders) of the “Honda Corporate Governance Basic Policies,” and “Disclosure Policy” on our website.

https://global.honda/en/investors/policy/disclosure.html

[Responses for realizing management considering capital cost and share price]

Refer to the Integrated Report “Honda Report” published on our website.

https://global.honda/en/sustainability/integratedreport/

[Implementation status of dialogue with shareholders]

Refer to “ Communication with Investors and Securities Analysts” on our website.

https://global.honda/en/investors/policy/communication.html

2.	Capital Composition

Percentage of shares held by foreign investors: 37.26%

Principal Shareholders

Name or Designation	Number of Shares Held (thousands)	Percentage of Total Shares Issued (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	773,445	16.01
Custody Bank of Japan, Ltd. (Trust Account)	305,126	6.32
Moxley & Co. LLC (Standing proxy: MUFG Bank, Ltd.)	259,782	5.38
Meiji Yasuda Life Insurance Company (Standing proxy: Custody Bank of Japan, Ltd.)	138,237	2.86
SSBTC CLIENT OMNIBUS ACCOUNT (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited.)	96,815	2.00

State Street Bank West Client Treaty 505234 (Standing proxy: Mizuho Bank Ltd.)	95,450	1.98
Nippon Life Insurance Company (Standing proxy: The Master Trust Bank of Japan, Ltd.)	85,999	1.78
JPMorgan Securities Japan Co., Ltd.	85,931	1.78
Tokio Marine & Nichido Fire Insurance Co., Ltd.	85,108	1.76
JP Morgan Chase Bank 385781 (Standing proxy: Mizuho Bank Ltd.)	68,494	1.42

Existence of controlling shareholders (excluding the parent company): –––

Existence of a parent company: None

Supplementary explanation: –––

3.	Corporate Attributes

Stock Exchange Listings and market classification: Tokyo Stock Exchange, Prime Market

Annual closing of accounts: March

Industry classification: Transportation equipment

Number of employees (on a consolidated basis) on the closing date of previous fiscal year: 1,000 or more

Net sales (consolidated) in the previous fiscal year: ¥1 trillion (1,000,000,000,000) or more

Number of consolidated subsidiaries on the closing date of the previous fiscal year: 300 or more

4.	Guidelines for Measures for Protection of Minority Shareholders when Conducting Transactions, Etc., with Controlling Shareholders

–––

5.	Other Special Situations That Might Have a Major Influence on Corporate Governance

(1)	Concept of and policies for group management

The Company shares Honda philosophy with all group companies, aiming to enhance mid- and long-term corporate values and sustainable growth of entire Honda group. While taking its business characteristic and external environment into consideration, the Company runs the business of the group through maximizing the synergistic effect within the group, making decisions promptly, integrating operation of business, etc., and verifies and reviews the group management when necessary.

(2)	Reasons for having the listed subsidiaries

The major areas of business of Yutaka Giken Co., Ltd. which is a listed subsidiary of the Company (Investment stake: 69.66%) are R&D, production, and sales of drive train parts, exhaust system parts, etc. for automobiles. Yutaka also engages in R&D, production, and sales of motor parts for electric vehicles. Its business contributes to the competitive advantage of Honda products and the value the Company offers to customers.

Such company continues to be listed in order to enhance corporate value improvement considering various stakeholders including general shareholders other than the Company while using its strength as a Group Company of the Company. The Company continuously examines the optimum capital relationships for the Company and its listed subsidiaries.

(3)	Methods to ensure effectiveness of governance system of the listed subsidiaries

To enhance corporate values of the entire Honda group, the Company shares with its subsidiaries the Company’s Code of Conduct, the basic policy on development of internal control systems, and the risk management policy.

In addition, the Company developed systems for reporting material matters of the management of subsidiaries to the Company, the systems to accept whistle-blowing reports from management and employees of subsidiaries, and others. The Company gives careful consideration of interest of minority shareholders, for example, by supporting the governance system of the listed subsidiary that effectively accepts and utilizes Independent Outside Directors and setting the business terms based on the arm’s length principles with listed subsidiary, and respects the independence of listed subsidiary.

II.	Overview of Management Supervisory Organization Related to Decision Making, Execution and Supervision and Other Corporate Governance Systems

1.	Matters Related to Governance Units and Their Operation, Etc.

Form of governance organization: Company with three committees

Information on Directors

Number of Directors specified in the Articles of Incorporation: 15

Term of Directors specified in the Articles of Incorporation: 1 year

Chairperson of the Board of Directors: President

Current number of Directors: 12

Matters related to Outside Directors

Number of Outside Directors: 6

Number of Directors specified as Independent Directors: 6

Relationship with the Company (1)

Name	Affiliation	Relationship with the Company
		a	b	c	d	e	f	g	h	i	j	k
Kunihiko Sakai	Attorney at law
Fumiya Kokubu	From another company								Δ
Yoichiro Ogawa	Certified public accountant								Δ
Kazuhiro Higashi	From another company								Δ	Δ
Ryoko Nagata	From another company
Mika Agatsuma	From another company								Δ

*	Options for Categories of Relationship with the Company
*

If any of the items above apply to the Outside Directors himself/herself “now or recently”, please mark with a “o” and, if any of the items above applied to the Outside Directors himself/herself in the “past”, please mark with a “Δ”.

*

If any of the items above apply to a family member or a close relative “now or recently”, please mark with a “●” and, if any of the items above applied to any of them in the “past”, please mark with a “▲”.

a.	person who executes business of the listed company or its subsidiary;

b.	Directors who are executive personnel or non-executive personnel of a parent company of the listed company;

c.	person who executes business of a fellow subsidiary of the listed company;

d.	party for which the listed company is a major customer or a person who executes its business;

e.	listed company’s major customer or a person who executes its business;

f.	consultant, accounting professional, or legal professional who receives a large amount of money or other financial asset other than remuneration for directorship/auditorship from the listed company;

g.	listed company’s major shareholder (where the said major shareholder is a company, a person who executed its business);

h.	person who executes the business of a customer of the listed company (where any of items d, e and f do not apply to such customer) (this item only applies to the Outside Director himself/herself);

i.

person who executes the business of an entity whose Outside Director/outside corporate auditor is also a person who executes the business of the listed company (this item only applies to the Outside Director himself/herself);

j.	person who executes the business of an entity to whom the listed company makes donations (this item only applies to the Outside Director himself/herself); or

k.	Other.

Relationship with the Company (2)

Name: Kunihiko Sakai

Status as Directors who are Members of the Nominating Committee: Yes

Status as Directors who are Members of the Compensation Committee: No

Status as Directors who are Members of the Audit Committee: Yes

Status as Independent Director: Yes

Supplementary explanation of applicable items: –––

Reasons for the selection of this Outside Director (In the case a Director is specified as an Independent Director, include information on the reasons for selection as an Independent Director):

Mr. Kunihiko Sakai has high expertise and abundant experience as a legal affairs specialist having served as Public Prosecutor and a lawyer, including posts of Superintending Prosecutor at High Public Prosecutors’ Offices from July 2014 to March 2017. He has properly fulfilled his duties as Outside Director who is an Audit and Supervisory Committee Member since June 2019, and as Outside Director and a Member of the Nominating Committee and the Audit Committee since June 2021, by auditing and overseeing the entire business management of the Company from an independent standpoint. The Company appointed him as a Director because he is an exceptional person with both superior character and insight and in order for him to continue to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint. The Company expects Mr. Sakai to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of selecting candidates for Directors, as well as strengthening the audit function, as a Member of the Nominating Committee and Audit Committee.

Name: Fumiya Kokubu

Status as Directors who are Members of the Nominating Committee: Yes

Status as Directors who are Members of the Compensation Committee: Yes

Status as Directors who are Members of Audit Committee: No

Status as Independent Directors: Yes

Supplementary explanation of applicable items: –––

Reasons for the selection of this Outside Director (In the case a Director is specified as an Independent Director, include information on the reasons for selection as an Independent Director):

Mr. Fumiya Kokubu held positions of President and CEO, and Chairman of the Board of Marubeni Corporation from April 2013, and has abundant experience and deep insight regarding corporate management. He has properly fulfilled his duties as Outside Director since June 2020, and additionally as the Chairperson of the Nominating Committee and a Member of the Compensation Committee since June 2021 by overseeing the entire business management of the Company from an independent standpoint. The Company appointed him as a Director because he is an exceptional person with both superior character and insight and in order for him to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint. The Company expects Mr. Kokubu to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of selecting candidates for Directors and the process of determining the remuneration of Directors and Executive Officers, as the Chairperson of the Nominating Committee and a Member of the Compensation Committee.

Name: Yoichiro Ogawa

Status as Directors who are Members of the Nominating committee: No

Status as Directors who are Members of the Compensation Committee: Yes

Status as Directors who are Members of the Audit Committee: Yes

Status as Independent Directors: Yes

Supplementary explanation of applicable items: –––

Reasons for the selection of this outside Director (In the case a Director is specified as an Independent Director, include information on the reasons for selection as an independent Director):

Mr. Yoichiro Ogawa has high expertise and abundant experience as an accounting specialist having served as a Certified Public Accountant for many years, including posts of CEO of Deloitte Tohmatsu Group from July 2015 to May 2018. He has properly fulfilled his duties as Outside Director, the Chairperson of the Audit Committee and a Member of the Compensation Committee since June 2021 by auditing and overseeing the entire business management of the Company from an independent standpoint. The Company appointed him as a Director because he is an exceptional person with both superior character and insight and in order for him to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint. The Company expects Mr. Ogawa to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the audit function, as well as strengthening the transparency and objectivity of the process of determining the remuneration of Directors and Executive Officers, as the Chairperson of the Audit Committee and a Member of the Compensation Committee.

Name: Kazuhiro Higashi

Status as Directors who are Members of the Nominating Committee: Yes

Status as Directors who are Members of the Compensation Committee: Yes

Status as Directors who are Members of the Audit Committee: No

Status as Independent Directors: Yes

Supplementary explanation of applicable items: –––

Reasons for the selection of this Outside Director (In the case a Director is specified as an Independent Director, include information on the reasons for selection as an Independent Director):

Mr. Kazuhiro Higashi held positions of President and Chairman of Resona Holdings, Inc. from April 2013 to June 2022, and has abundant experience and deep insight regarding corporate management. He has properly fulfilled his duties as Outside Director, the Chairperson of the Compensation Committee and a Member of the Nominating Committee since June 2021 by overseeing the entire business management of the Company from an independent standpoint. The Company appointed him as a Director because he is an exceptional person with both superior character and insight and in order for him to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint. The Company expects Mr. Higashi to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of determining the remuneration of Directors and Executive Officers and the process of selecting candidates for Directors, as the Chairperson of the Compensation Committee and a Member of the Nominating Committee.

Name: Ryoko Nagata

Status as Directors who are Members of the Nominating Committee: No

Status as Directors who are Members of the Compensation Committee: No

Status as Directors who are Members of Audit Committee: Yes

Status as Independent Directors: Yes

Supplementary explanation of applicable items: –––

Reasons for the selection of this Outside Director (In the case a Director is specified as an Independent Director, include information on the reasons for selection as an Independent Director):

Ms. Ryoko Nagata held positions of Executive Officer and Audit & Supervisory Board Member of Japan Tobacco Inc. from June 2008 to March 2023, and has abundant experience and deep insight regarding new business strategies and audit. She has properly fulfilled her duties as Outside Director and a Member of the Audit Committee since June 2021 by auditing and overseeing the entire business management of the Company from an independent standpoint. The Company appointed her as a Director because she is an exceptional person with both superior character and insight and in order for her to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint. The Company expects Ms. Nagata to contribute to strengthening the supervisory function of the Company’s management. She is also expected to fulfill a role in strengthening the audit function, as a Member of the Audit Committee.

Name: Mika Agatsuma

Status as Directors who are Members of the Nominating Committee: Yes

Status as Directors who are Members of the Compensation Committee: No

Status as Directors who are Members of Audit Committee: No

Status as Independent Directors: Yes

Supplementary explanation of applicable items: –––

Reasons for the selection of this Outside Director (In the case a Director is specified as an Independent Director, include information on the reasons for selection as an Independent Director):

Ms. Mika Agatsuma held a position of Managing Partner of IBM Japan, Ltd. from October 2022 until March 2024 and has abundant experience and deep insight regarding the area of IT. The Company appointed her as a Director because she is an exceptional person with both superior character and insight, in order for her to oversee the entire business management of the Company with a broad perspective from an objective, highly sophisticated and broader viewpoint. The Company expects Ms. Agatsuma to contribute to strengthening the supervisory function of the Company’s management. She is also expected to serve as a Member of the Nominating Committee to fulfill a role in strengthening the transparency and objectivity of the process of selecting candidates for Director.

Information on Committees

Member constitution and attribute of Chairperson of each Committee

Existence of the Nominating Committee: Established

Current number of Members of the Nominating Committee: 5

Number of full-time Members of the Nominating Committee: 0

Number of Inside Director: 1

Number of Outside Director: 4

Chairperson of the Nominating Committee: Outside Director

Existence of the Compensation Committee: Established

Current number of Members of the Compensation Committee: 4

Number of full-time Members of the Compensation Committee: 0

Number of Inside Directors: 1

Number of Outside Directors: 3

Chairperson of the Compensation Committee: Outside Director

Existence of the Audit Committee: Established

Current number of Members of the Audit Committee: 5

Number of full-time Members of the Audit Committee: 2

Number of Inside Directors: 2

Number of Outside Directors: 3

Chairperson of the Audit Committee: Outside Director

Executive Officers

Number of Executive Officers: 16

Concurrently held positions:

Name	Existence of right to represent	Existence of concurrent post with Directors			Existence of concurrent position as an employee
			Nominating Committee	Compensation Committee
Toshihiro Mibe	Yes	Yes	Yes	No	No

Shinji Aoyama	Yes	Yes	No	No	No

Noriya Kaihara	Yes	Yes	No	No	No

Eiji Fujimura	No	Yes	No	Yes	No

Katsuhi Inoue	No	No	No	No	No

Keiji Ohtsu	No	No	No	No	No

Masayuki Igarashi	No	No	No	No	No

Kensuke Oe	No	No	No	No	No

Manabu Ozawa	No	No	No	No	No

Hironao Ito	No	No	No	No	No

Ayumu Matsuo	No	No	No	No	No

Minoru Kato	No	No	No	No	No

Yutaka Tamagawa	No	No	No	No	No

Kazuhiro Takizawa	No	No	No	No	No

Katsuto Hayashi	No	No	No	No	No

Takashi Onuma	No	No	No	No	No

Audit System

Directors and employees to assist with the duties of the Audit Committee: Appointed

Matters relating to independence of subject Directors and employees from Executive Officers

The Company has formed the Board of Directors Office as an organization to support the Board of Directors, Nominating Committee, Audit Committee, and Compensation Committee, serving full-time. Employees of the Board of Directors Office execute their duties under the supervision of the Board of Directors and three committees. Performance evaluation, personnel changes, etc. of these employees require the consent of the Audit Committee, in order to ensure independence from Executive Officers and the effectiveness of instructions of the Audit Committee.

Collaboration among the Audit Committee, Accounting Auditors and the internal auditing divisions

The Audit Committee coordinates collaboration with Accounting Auditors, the internal auditing divisions, and the control divisions through the following principal activities.

Collaboration with Accounting Auditors

•

Held meetings with Accounting Auditors, received explanations and reports on auditing plans, results of auditing activities, etc., and exchanged opinions (during fiscal year ended March 31, 2024, 9 meetings were held (Outside Directors (members of the Audit Committee) attended 8 of those 9 meetings)

•	Discussed key audit matters related to the accounting audit with the Accounting Auditors

•	Conducted discussions based on reports from Accounting Auditors on the implementation status of auditing

Collaboration with the internal auditing divisions

Received periodical reports on auditing policies, auditing plans, and auditing results, from the Audit Division, which is an internal auditing division, and requested additional provision of information as necessary

•	Conducted some audits in cooperation with the Audit Division

Collaboration with the control divisions

•

Based on the Standards for Audit Committee Reports, reports were made periodically and as necessary from the control divisions, such as the accounting divisions and legal divisions, to the Audit Committee or the committee members appointed by the Committee, and discussions were conducted

Matters Relating to Independent Directors

Number of Independent Directors: 6

Other Matters Related to Independent Directors

Criteria for Independence of Outside Directors

The Company’s Board of Directors will determine that an Outside Director is sufficiently independent from the Company if it determines that the said Outside Director satisfies the independence criteria stipulated by the Tokyo Stock Exchange and the requirements set forth below:

1. He/She is not, and has never been, any of the following during the last year:

1) a person who executes the business (*1) of a large shareholder (*2) of the Company;

2) a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3) a person who executes the business of a major lender (*4) of the Company group;

4) a person who executes the business of an audit corporation which conducts statutory audits for the Company or a person who handles the audit functions of the Company;

5) a consultant, an accounting specialist, or a legal expert (or, if the person in question is a corporation, an association, or any other similar organization, then a person who executes the business of that corporation, etc.) who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to Directors of the Company;

2. No family member or close relative (*6) of the Outside Director currently falls or at any point of time during the last year fell under any of items 1) through 5) in paragraph 1 above.

*1 A “large shareholder” means a shareholder who directly or indirectly holds shares representing 10% or more of the total number of voting rights of the Company as of the end of a fiscal year.

*2 A “person who executes the business” means an executive director, an executive officer, or an important employee including operating officer.

*3 A “major customer” means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer.

*4 A “major lender” means a financial institution from which the Company group borrows, where the aggregate amount of outstanding borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5 A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.

*6 A “family member or close relative” means a spouse or first or second degree relative of an Outside Director.

Provision of Incentives

Status of measures to provide incentives to Directors and Executive Officers: Introduction of a performance-linked remuneration system.

Supplementary Explanation of Matters Related to this Item

Remuneration for each Director who concurrently serves as an Executive Officer, and for each Executive Officer, is designed to motivate officers to contribute to the improvement of the Company’s business performance not only over the short-term, but also over the mid- and long-term, so that the Company can continuously enhance its corporate value, and it consists of monthly remuneration, a fixed amount paid each month as remuneration for the execution of duties, Short Term Incentive (STI) linked to business performance for the relevant fiscal year, and Long Term Incentive (LTI) linked to mid- and long-term business performance and the composition rate shall be determined based on the remuneration standards resolved by the Compensation Committee. The composition ratio of variable compensation is increased according to the weight of management responsibility attributed to each position. For details, refer to “4. Status, etc. of Corporate Governance (4) Remuneration for Directors” of the Financial Statement.

Persons Eligible for Stock Options: –––

Supplementary Explanation of Matters Related to This Item: –––

Matters Related to the Remuneration of Directors and Executive Officers

Status of Disclosure of Remuneration of Individual Directors: Disclosed only for certain individuals.

Status of Disclosure of Remuneration of Individual Executive Officers: Disclosed only for certain individuals.

Supplementary Explanation of Matters Related to This Item

The total monthly remuneration paid by the Company in fiscal year ended March 31, 2024 was ¥287 million for 4 Directors (excluding Outside Directors), ¥90 million for 5 Outside Directors, and ¥470 million for 10 Executive Officers, the total amount of which is ¥849 million. Also, regarding STI, 10 Executive Officers were paid a total of ¥483 million, and regarding LTI, 1 Director (excluding Outside Directors) was paid¥12 million, and 10 Executive Officers were paid ¥440 million.

Additionally, in fiscal year ended March 31, 2024, Director Seiji Kuraishi received monthly remuneration of ¥135 million. Director and Executive Officer Toshihiro Mibe received monthly remuneration of ¥94 million, STI of ¥146 million, and LTI of ¥196 million, a total of ¥438 million. Director and Executive Officer Shinji Aoyama received monthly remuneration of ¥80 million, STI of ¥97 million, and LTI of ¥70 million, a total of ¥248 million. Director and Executive Officer Noriya Kaihara received monthly remuneration of ¥132 million, and STI of ¥56 million, a total of ¥189 million. Executive Officer Katsushi Inoue received monthly remuneration of ¥44 million, STI of ¥54 million, and LTI of ¥34 million, a total of ¥133 million. Executive Officer Masayuki Igarashi received monthly remuneration of ¥91 million and STI of ¥36 million, a total of ¥127 million. Executive Officer Mitsugu Matsukawa received monthly remuneration of ¥112 million and STI of ¥36 million, a total of ¥148 million.

The amount of LTI is the amount recorded as expenses related to the share delivery points granted during the fiscal year ended March 31, 2024 in connection with the directors’ remuneration BIP (Board Incentive Plan) trust.

Existence of Policies Determining the Amount of Remuneration or Method of Calculating Remuneration: Exists

Disclosure of Policies Determining the Amount of Remuneration or Method of Calculating Remuneration

The Company views remuneration for directors and executive officers, the key to its corporate governance, as an important driving force in realizing our fundamental beliefs, management policies, and aspirations. The Compensation Committee has established the following decision-making policy in order to encourage appropriate risk-taking and accurately reflect management responsibility in an effort to promote speedy reforms to achieve our vision amidst a drastically changing environment.

1.

The Company’s remuneration structure for the directors and executive officers shall be designed with the aim of motivating them to contribute not only to short-term, but also to mid- and long-term business results, to enable the sustainable enhancement of the corporate value, and shall consist of a fixed monthly remuneration paid as compensation for the performance of their duties, a Short Term Incentive (STI) linked to the business results for the relevant business year, and a Long Term Incentive (LTI) linked to mid- and long-term business results.

2.	Monthly remuneration shall be paid as a fixed amount each month based on the remuneration standard resolved by the Compensation Committee.

3.	STI shall be determined and paid by a resolution of the Compensation Committee, taking into consideration the business results of each business year.

4.

Based on standards and procedures resolved by the Compensation Committee, LTI is linked to mid- and long-term performance and paid in the form of the Company’s shares and cash, in order to function as a sound incentive for sustainable growth.

5.

Remuneration paid to Directors who concurrently serve as Executive Officers, and to Executive Officers, shall consist of monthly remuneration, STI and LTI, and the composition rate shall be determined based on the remuneration rate resolved by the Compensation Committee. The composition rate of variable compensation is increased according to the weight of management responsibility attributed to each position.

6.	Remuneration paid to the Outside Directors and other Directors who do not concurrently serve as Executive Officers shall consist only of monthly remuneration.

7.

In order to advance the Company’s sustainable growth and enhance its corporate value over the mid- and long-term by management from the Shareholder’s Perspective through having a shareholding in the Company, even Directors and Executive Officers who are not eligible for LTI shall acquire the Company’s stock by contributing a certain portion of their remuneration to the Officers Shareholding Association.

8.

Directors and Executive Officers shall continuously hold throughout their term of office and for one year after their retirement any stock of the Company acquired as LTI or acquired through the Officers Shareholding Association.

Support Systems for Outside Directors

At the Company, the following support systems have been provided mainly by the Board of Directors Office for Outside Directors to maximize Outside Directors’ effectiveness.

Orientation for nominees

The Company provides Outside Director nominees with training on industrial trends, the company’s history, businesses, finances, organizations, internal control system, etc.

Preliminary briefing and information-sharing

The Company holds a preliminary briefing before each Board meeting in order to provide Outside Directors with sufficient insights into the details and background of the agenda items to be escalated to the Board, their positioning in mid- and long-term management plans, and other basic prerequisites to ensure substantial discussions at Board meetings. In addition, we set up opportunities to share important information about the status of our company-wide risk management and the progress of our medium- to long-term strategies by business segment, and hold discussions among Directors as needed.

Discussion on management-related interests

The Company holds discussions on the Directors’ interests to achieve alignment among the Outside Directors with respect to the Company Group’s long-term challenges and future direction and to help them better understand our management-related initiatives. We also aim to incorporate their insights into discussions of our future management policies.

Dialogue with Executive Officers/among Outside Directors

The Company provides opportunities for dialogue between Outside Directors and Executive Officers/Internal Directors as well as among Outside Directors as needed in order to enhance communication among Directors.

Site visits

The Company holds visits to our factories and other business locations as needed to help Directors better understand our businesses.

2.	Matters Related to Governance Functions, Including Execution of Management, Auditing and Internal Supervision, Nominations and Decisions on Compensation Etc. (Current Corporate Governance System)

Board of Directors

The Board of Directors comprises 12 members (comprising of 6 Inside Directors and 6 Outside Directors, or 9 men and 3 women).

In order to respond to the mandate of the shareholders to achieve sustainable growth and enhance the corporate value of the Company over the mid- and long-term, the duties of the Board of Directors include making decisions concerning key Company matters such as its basic management policies and monitoring of execution of duties by Directors and Executive Officers.

In addition, the Board of Directors discusses and makes decisions concerning matters specified in the regulations of the Board of Directors, as well as matters set forth in the articles of incorporation and applicable laws. All other matters are delegated to the Representative Executive Officers or the Executive Officers.

In order to fulfill these roles, the Director candidates shall be exceptional persons who are familiar with corporate management, law, public administration, accounting, education, or the Company Group’s business, and have superior character and insight, irrespective of gender, nationality, and other such individual attributes. In nominating such candidates, the Nominating Committee shall consider the balance of gender, internationality, and experience and specialization in each field.

Members, the numbers of times held / attendance rate in fiscal year ended March 31, 2024, and the specific matters considered, were as follows:

1. Members

Toshihiro Mibe, Shinji Aoyama, Noriya Kaihara, Eiji Fujimura, Asako Suzuki, Jiro Morisawa, Kunihiko Sakai, Fumiya Kokubu, Yoichiro Ogawa, Kazuhiko Higashi, Ryoko Nagata, and Mika Agatsuma

2. Number of times held / attendance rate

12 times / 99.2% (Note)

(Note) Seiji Kuraishi, retired from office of Director as of June 19, 2024, was absent in one meeting. Attendance rate of other Directors is 100%.

3. Specific matters considered

Mid- to long-term management plan and its progress, quarterly consolidated financial statements and business outlook, quarterly operational execution status, duty execution statuses of committees, maintenance and operation of the internal control system, internal audit results, etc.

Nominating Committee

The Nominating Committee makes determinations regarding proposals for appointment or removal of Directors to be submitted to the shareholders’ meeting and other duties prescribed by laws and regulations and the articles of incorporation. The Nominating Committee is composed of five Directors including four Outside Directors. The Chairperson of the Nominating Committee shall be an Independent Director.

Members, the numbers of times held / attendance rate in fiscal year ended March 31, 2024, and specific matters considered were as follows:

1. Members

Fumiya Kokubu, Toshihiro Mibe, Kunihiko Sakai, Kazuhiko Higashi, and Mika Agatsuma

2. Number of times held / attendance rate

9 times / 100% (all members)

3. Specific matters considered

Basic policies, annual activity plans, Director succession plan, Director candidates, etc.

Audit Committee

In order to respond to the entrustment of the shareholders, the Audit Committee shall conduct audits of the execution of duties by the Directors and Executive Officers and perform the other duties of the committee prescribed by laws and regulations and the articles of incorporation with the aim of ensuring the sound and sustainable growth of the Company Group. The Audit Committee is composed of five Directors including three Outside Directors. The Chairperson of the Audit Committee shall be an Independent Director. In order to ensure the effectiveness of the audit, full-time Member(s) of the Audit Committee are elected by the resolution of the Board of Directors.

Members, numbers of times held / attendance rate in fiscal year ended March 31, 2024, and specific matters considered were as follows:

1. Members

Yoichiro Ogawa, Asako Suzuki, Jiro Morisawa, Kunihiko Sakai, and Ryoko Nagata

2. Number of times held

10 times / 100% (all members)

3. Specific matters considered

Basic policies, annual activity plans, quarterly audit implementation status, quarterly consolidated financial statement review by accounting auditors, internal audit implementation status, etc.

Mr. Yoichiro Ogawa, a Director, has abundant experience and considerable knowledge as a certified public accountant, and Mr. Jiro Morisawa, also a Director, has had sufficient operating experience in the finance and accounting departments of the Company and its subsidiaries. Both of them qualify as “persons with considerable knowledge of finance and accounting”, as specified under Article 121-9 of the Ordinance for Enforcement of the Companies Act. In addition, the Company’s Audit Committee has recognized Messrs. Yoichiro Ogawa and Jiro Morisawa as “specialists in finance in the Audit Committee” as specified in the regulations of the U.S. Securities and Exchange Commission, based on Article 407 of U.S. Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act of 2002). All five Members of the Audit Committee remain independent as specified by the regulations of the U.S. Securities and Exchange Commission.

Compensation Committee

The Compensation Committee makes determinations regarding the details of remuneration for each Director and Executive Officer and other duties of the committee prescribed by laws or regulations or the articles of incorporation. The Compensation Committee is composed of four Directors including three Outside Directors. The Chairperson of the Compensation Committee shall be an Independent Director.

Members, the number of times held / attendance rate in fiscal year ended March 31, 2024, and specific matters considered were as follows:

1. Members

Kazuhiko Higashi, Eiji Fujimura, Fumiya Kokubu, and Yoichiro Ogawa

2. Number of times held / attendance rate

9 times / 100% (all members)

3. Specific matters considered

Basic policy, annual activity plan, Officers’ performance evaluation, LTI (Long Term Incentive) and stock delivery rules, clawback policy, etc.

Outside Directors

The Company appoints Outside Directors who have abundant experience and deep insight, and who are capable of overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint based on the standpoint independent from the Company group.

The Outside Directors shall be at least two in number, and one-third or more of the Board of Directors shall be composed of Independent Directors who satisfy the Independence Criteria for Outside Directors of the Company. The six Outside Directors currently in office satisfy the Independence Criteria for Outside Directors and their interests are not in conflict with those of the Company nor the shareholders. Based on this, the Company has reported all six Outside Directors to the Tokyo Stock Exchange as Independent Directors as stipulated in the regulation of the Tokyo Stock Exchange. If any Outside Director also serves as an officer at another listed company, such Director shall only serve at four companies other than the Company so that they can secure sufficient time to perform their duties for the Company.

Organizational Operating System

Honda has established an operational system aimed at dual goals. One is to accelerate the electrification business. The other is to realize “creation of new value” by expansion of mobility. Honda has established the Electrification Business Development Operations that consolidate functions of business strategies and functions to develop products in the electrification areas of motorcycles, automobiles, and power products. The Company has also established the Automobile Operations and Motorcycle and Power Products Operations, which develop mid- and long-term plans for respective products. Each of the Business Operations controls resources on a global basis and takes the lead in spurring further growth, creating new value and making business operations efficiency in each Regional Operation. For the function axis, Honda has also established the Corporate Strategy Operations, Corporate Management Operations, Quality Innovation Operations, Automobile Production Operations, and Supply Chain & Purchasing Operations to grasp the challenges faced by each Operations in a cross-functional manner and to build a system that enables immediate decision-making for optimal responses. With each operations cooperating, Honda aims to become “a company society wants to exist” even in the era of electrification.

In addition, R&D activities targeting pure and applied research of new technologies, new technology development, and research and development of new value products are carried out mainly by Honda R&D Co., Ltd., which is an independent subsidiary, and its subsidiaries. Honda aims to create new value that is distinctive and internationally competitive by developing world-leading technologies.

Operating Structure

In order to strengthen business operations in each region and field, and to make timely and appropriate business decisions, the Company places Operating Executives and other executives who have been delegated the business execution authority from the Representative Executive Officer to being responsible for business operations in their respective area of responsibility, in each area headquarters, business headquarters and functional headquarters, and other main organizations.

Executive Council

The Company has formed an Executive Council which is composed of the Representative Executive Officer and the Executive Officers, in principle. This council conducts prior discussions of items that will be decided by the Board of Directors, and, within the limits of authority delegated to it by the Board of Directors, deliberates important management matters.

Further, to strengthen each business and to smoothly perform optimal business operations worldwide, the Company has formed business operating boards, etc. within each region. Within the limits of authority delegated to them by the Executive Council, these regional operating boards deliberate important management matters within their respective regions.

Internal Control

Audit Division, organized to perform internal audits as an independent division directly under the President, has 52 members and audits departments of the Company. It also provides supervision and guidance to internal audit departments of the major subsidiaries and when necessary, audits subsidiaries directly to enhance the internal audit system of the Honda group. Audit Division obtains approval of internal audit rules and annual audit plan for each operating year at the Executive Council and the Board of Directors based on questions to the Audit Committee. In addition, Audit Division regularly reports basic matters such as audit implementation results and division operations to the Executive Council, the Audit Committee, and the Board of Directors.

Accounting Audit

The Company has been audited from an accounting perspective by KPMG AZSA LLC as required under Japan’s Company Law, Japan’s Financial Instruments and Exchange Law and the Securities and Exchange Law of the United States.

The consecutive audit period by KPMG AZSA LLC is 19 years.

The consecutive audit period states the period during which KPMG AZSA LLC, which is the current Accounting Auditor, has consecutively conducted the auditing of the Consolidated Financial Statements and Financial Statements contained in the Annual Securities Report. KPMG, which is the network that KPMG AZSA LLC belongs to, has continuously conducted audits for the purpose of U.S. SEC registration of the Company since 1962. Within KPMG AZSA LLC, a total of 115 staff conducted the audit for the performance of the Company. These accounting firm staff members comprised 3 certified public accountants (Isao Kamizuka, Takeshi Kamada, and Ryosuke Kikuchi) who were in overall charge of the accounting audit, and 112 professional staff (including 27 certified public accountants and 85 other staff members).

Method of Determining Accounting Auditor Remuneration

In deciding the amount of remuneration for services provided by the Company’s Accounting Auditor, various factors are taken into consideration in discussions with the accounting firm, including the Company’s size, special features, the time schedule for the audit and other matters. In addition, to preserve the independence of the Accounting Auditor, remuneration to be paid shall be decided, with the prior approval of the Audit Committee.

Summary of Content of Liability Limitation Contracts

The Company has entered into liability limitation contracts with all Outside Directors based on Article 427, Paragraph 1 of the Companies Act and Article 27, Paragraph 2 of the Company’s Articles of Incorporation, to the effect of limiting the liability for damages, in accordance with Article 423, Paragraph 1 of the Companies Act, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Companies Act.

Summary of Content of Indemnity Contracts

The Company has entered into an indemnity contract with each Director and Executive Officer, in accordance with Article 430-2, Paragraph 1 of the Companies Act, and the Company will indemnify them for expenses set forth in Item 1 of the same Paragraph to the extent stipulated by laws.

Summary of Content of Directors and Officers Liability Insurance Contracts

Based on Article 430-3, Paragraph 1 of the Companies Act, the Company has entered into a directors and officers liability insurance contract that includes all Directors and Executive Officers as the insured with an insurance company. The insurance contract covers legal damages and litigation expenses to be borne by the insured.

3. Reasons for the Selection of the Company’s Current Corporate Governance System

In order to clearly segregate the supervisory function and execution function of management and to strengthen the supervisory function and to enable prompt and flexible decisions, the Company has “Nominating Committee”, “Audit Committee”, and “Compensation Committee”, which each are composed of more than one half of Outside Directors, and has adopted a company with three committees structure which allows broad delegation of the business execution authority from the Board of Directors to the Executive Officers.

III.	Status of Implementation of Measures Related to Shareholders and Other Interested Parties

1.	Initiatives to Reactivate the General Meeting of Shareholders and Facilitate the Smooth Execution of Voting Rights

Sending of the notice of convocation of shareholder meeting earlier

Supplementary Explanation

The Company is sending the General Meeting notice and relevant documents prior to the statutory period and posting the notice and relevant documents (both in Japanese and English) on the Company’s website prior to sending them.

Scheduling of the General Meeting on days to avoid conflicts with other companies’ shareholder meetings

Supplementary Explanation

Holding the Regular General Meeting of Shareholders as early as possible, after considering preparation of schedules, etc.

Electronic exercise of voting rights

Supplementary Explanation

The Company is providing shareholders with a means to execute their voting rights via the Internet using PCs, smartphones, and the like.

Participation in an electronic voting platform and taking initiatives to improve the voting environment for institutional investors

Supplementary Explanation

Participating in voting platform.

Offer an English-language version of the General Meeting notice (summary)

Supplementary Explanation

Offering an English version of the notice of the General Meeting and relevant documents for foreign investors.

Other

Supplementary Explanation

At the General Meeting, the Company has been working to improve information provision by explaining about its business report and the matters for resolution in an easy-to-understand manner by utilizing slides, presentations, and the like. From the Ordinary General Meeting of Shareholders held in June 2024, the Company has introduced hybrid participatory virtual general meeting of shareholders to create an environment so that shareholders who cannot visit can attend online.

Also, following the directives of Japan’s Cabinet Office, concerning disclosing corporate information etc. announcing the results of the voting during the General Meeting.

2.	Status of Investor Relations (IR) Activities

Prepare and disclose disclosure policy

Supplementary Explanation

Disclosing “Policies for Promoting Dialogue with Shareholders <Disclosure Policy>” on our website.

(Japanese: https://global.honda/jp/investors/policy/disclosure.html

 English: https://global.honda/en/investors/policy/disclosure.html)

Hold periodic information meetings for private investors

Supplementary Explanation

Holding information meetings for private investors together with securities companies, and providing information on “For Private Investors” content on our website.

(Japanese: https://global.honda/jp/investors/individuals.html

 English: https://global.honda/en/investors/individuals.html)

Explanation by Company Representatives

No

Hold periodic information meetings for analysts and institutional investors

Supplementary Explanation

Holding financial results meetings with simultaneous interpretation for investors and analysts in Japan and overseas to deepen their understanding of Honda Group’s businesses and other matters four times a year with the Director, President having spoken at the 4th quarter financial results meeting. For those unable to attend meetings, the minutes are posted on the website in both Japanese and English. Press conferences and other business information meetings also held presented by the Director, President..

Explanation by Company Representatives

Yes

Hold periodic information meetings for foreign investors

Supplementary Explanation

Conducted at appropriate times to explain the Honda Group’s business strategies etc., and attending conferences held by securities companies.

Explanation by Company Representatives

Yes

Post IR materials on the Company website

Supplementary Explanation

Posting timely disclosure and various types of Company information for shareholders and investors on the Company website

(Japanese: https://global.honda/jp/investors/

 English: https://global.honda/en/investors/).

Appoint an IR Representative and create an IR department

Supplementary Explanation

The Company has appointed IR Representative in Japan and North America and is working to expand and enhance IR activities.

Other initiatives

Supplementary Explanation

Making efforts to actively disseminate information such as by participating in ESG briefings hosted by securities companies.

3.	Initiatives Related to Respecting the Viewpoints of Stakeholders

Require respect for the viewpoints of stakeholders through issuance of internal guidelines.

Supplementary Explanation

To solidify trust in Honda among customers and in society, “Honda Conduct Guidelines” has been issued as a code of conduct that summarizes the conduct with integrity to be practiced by all personnel working for the Honda Group.

Implement environmental preservation and other CSR activities, etc.

Supplementary Explanation

Honda considers that stakeholder dialogue is a beneficial tool that leads to a proper understanding of stakeholders regarding the Company’s initiatives while also giving the Company an understanding of changes and risks in the social environment. Based on this understanding, the various divisions at Honda conduct dialogues globally, through a variety of opportunities, with the stakeholders engaged in Honda’s business: those stakeholders either are impacted by Honda’s business activities or whose activities that impact Honda’s business activities. As a part of this activity, Honda has issued the “Honda Report”, an integrated report, to help our stakeholders understand what Honda envisions and what we do to create value and the “Honda ESG Data Book”, which is mainly a report on our basic approach to sustainability, initiatives for each ESG fields, and related data, each of which is published on our website.

Establish policies, etc., for offering information to stakeholders.

Supplementary Explanation

To gain substantially increased trust and mutual understanding of all stakeholders, Honda emphasizes transparency to offer information proactively. For disclosure of corporate information through earnings and financial reports, a Disclosure Committee has been established, which is in charge of deliberating the disclosure content, in order to assist the Director, President and Representative Executive Officer and the Director, Managing Executive Officer and Chief Financial Officer to confirm the accuracy and appropriateness of disclosure content.

IV.	Matters concerning Internal Control Systems

1.	Basic Views on Internal Control Systems and Development Status Thereof

1.	The Company’s basic policy on development of internal control systems resolved upon by the Board of Directors is as follows.

(1)	Systems for ensuring that the execution of duties by Executive Officers and employees complies with laws, ordinances, and the Company’s Articles of Incorporation

The Company will establish a code of conduct to be observed by its management and employees, such as conformity with applicable laws, ordinances, and internal rules and regulations, and it will endeavor to ensure that all management personnel and employees are made aware of and observe this code.

The Company will further develop its internal whistle-blowing systems to facilitate compliance.

The Company will install an Executive Officer to coordinate all compliance matters and will further develop its compliance systems.

(2)	Systems related to retention and management of information on execution of duties by the Executive Officers

The Company will establish a management policy for information related to the execution of duties by the Directors and appropriately store and manage such information.

(3)	Rules and other systems related to risk management

The Company will further develop systems for relevant boards and councils to make decisions regarding material matters of management after assessing and considering associated risks.

The Company will install an Executive Officer to coordinate all matters related to risk management, and it will establish rules on risk management and further develop its risk management systems.

(4)	Systems for ensuring that the duties of the Executive Officers are being executed efficiently

The Company will assign Executive Officers or other executives, to whom authority is delegated by the Representative Executive Officer, to the headquarters of each region, business, and function and to main divisions as the persons responsible for executing business in the fields of which they are in charge and will further develop systems that enable prompt and appropriate business decision making by clearly defining the scope of authority delegated to such responsible persons and the decision-making process.

To conduct management efficiently and effectively, the Company will establish annual and medium-term business plans, endeavor to share these plans, and supervise their progress.

(5)	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

In addition to sharing the Company’s code of conduct for its management and employees as well as its basic policy on development of internal control systems with its subsidiaries, the Company will further develop systems for supervising its subsidiaries and endeavor to enhance the corporate governance of the Group.

The Company will further develop systems for reporting material matters of the management of subsidiaries to the Company.

The Company will share the risk management policy established by the Company with its subsidiaries and will further develop the risk management systems of the Group through such methods as establishing rules regarding reports from subsidiaries on material risks.

The Company will further develop the internal whistle-blowing systems of the Group in order to discover at an early stage and respond to issues such as violations of laws or ordinances within the Group.

The Company will enhance the internal auditing systems of the Group.

Note: In the above section, “Group” means the corporate group comprised of the Company and its subsidiaries.

(6)

Provision of the Directors and employees who should support duties of the Audit Committee, independence of such Directors and employees from Executive Officers, and ensuring effectiveness of instructions to such Directors and employees

The Company will establish a staff organization directly under the Board of Directors to provide support to the Audit Committee.

(7)

Systems for Directors, Executive Officers, and employees to report to the Audit Committee and systems for ensuring that no one making such a report will receive any disadvantageous treatment for doing so

The Company will further develop systems for the management and employees of the Company and its subsidiaries to report to the Audit Committee. No one making such a report will receive any disadvantageous treatment for doing so.

(8)	Policy related to processing of expenses incurred in the execution of duties by Members of the Audit Committee and other systems for ensuring the effectiveness of audits by Audit Committee

In accordance with laws and ordinances, the Company will bear the necessary expenses for the members of the Audit Committee to execute their duties.

The Company will further develop other necessary systems for audits by the Audit Committee to be conducted effectively.

2.	An overview of the development and operating status of Internal Control Systems of the Company based on the above basic policy is as follows.

(1)	Systems for ensuring that the execution of duties by Executive Officers and employees complies with laws, ordinances, and the Company’s Articles of Incorporation

The Company has established the Honda Code of Conduct to clearly define the Company’s policy on legal compliance and the conduct with integrity to be taken by its management and employees, and the Company endeavors to ensure that all management personnel and employees are made aware of and follow the Guidelines through opportunities such as management training, training upon joining the Company, and level-specific employee training.

The Company has also established regulations on legal compliance and other compliance (including anti-bribery and prohibition of insider trading), and implemented related trainings.

The Company has established the Business Ethics Kaizen Proposal Line as a point of contact for internal whistle-blowing. In addition to internal points of contact, the Company has also established an external point of contact in a law firm. These points of contact are operated under rules that include the protection of anyone making use of the Proposal Line.

Pursuant to the resolution of the Board of Directors Meetings, Director, Executive Vice President and Representative Executive Officer has been appointed as a Compliance and Privacy Officer.

The Company has established a Compliance Committee chaired by the Compliance and Privacy Officer, and the Committee deliberates on material matters related to compliance.

In the fiscal year ended March 31, 2024, the Compliance Committee met four times (four regular meetings) and deliberated on matters such as the establishment and operating status of internal control systems, the operating status of the Business Ethics Kaizen Proposal Line and the measures to improve compliance.

Each department has conducted an inspection of its legal compliance status using a control self-assessment (CSA) method, and the Audit Division has conducted an internal audit of those results.

(2)	Systems related to retention and management of information on execution of duties by the Executive Officers

The Company’s policy on information management is prescribed in the Document Management Policy, which also stipulates the management policy for information related to the execution of duties by the Executive Officers.

In accordance with this Policy, minutes are prepared for each Board of Directors meeting and Executive Council meeting and stored for a long period of time by the department in charge.

In accordance with this Policy, minutes are prepared for each Nominating Committee meeting, Audit Committee Meeting, and Compensation Committee Meeting and stored for 10 years by the department in charge.

To prevent illegal use, disclosure, or divulgence of company information and to appropriately handle confidential and personal information, a “Global Confidentiality Policy” and “Global Privacy Policy”, among other policies, have been prepared, and the Company publishes these policies for all employees and others through internal training sessions and other such means.

The Company has established a Compliance and Privacy Officer as the person responsible for such information management.

(3)	Rules and other systems related to risk management

The relevant boards and councils such as the Board of Directors, Executive Council, Business Operating Board, and Regional Operating Boards deliberate upon material matters of management in accordance with each body’s rules of procedure and then make decisions regarding such matters after assessing and considering associated risks.

Pursuant to the resolution of the Board of Directors meeting, the Director, Executive

Vice President and Representative Executive Officer has been appointed as Risk Management Officer.

The Company has established a Risk Management Committee chaired by the Risk Management Officer, and the Committee deliberates on material matters related to risk management.

In fiscal year ended March 31, 2024, the Risk Management Committee met 12 times, and identification of, responses to, and confirmation of the status of the Group’s response to significant risks was conducted.

The Company has established the Honda Global Risk Management Policy, which prescribes the Company’s basic policy on risk management (such as business risks and disaster risks) as well as systems for collecting risk information and responding to risks when they arise.

Each department regularly conducts risk assessments in accordance with the Policy.

The Risk Management Officer monitors and supervises the status of responses to material risks, and as necessary, the Global Emergency Headquarters is established. Honda’s suppliers were affected by the Noto Peninsula earthquake occurred in January 2024 and its production of automobiles was reduced at some domestic production bases. The Honda Group has established Global Emergency Headquarters and took measures to minimize the impact on its business and performance, including the use of inventory and alternative development in cooperation with its suppliers.

Note: In the above section, “Group” means the corporate group comprised of the Company and its subsidiaries.

(4)	Systems for ensuring that the duties of the Executive Officers are being executed efficiently

In order to strengthen business operations in each region and field, and to make timely and appropriate business decisions, the Company places Executive Officers and other executives who have been delegated the business execution authority from the Representative Executive Officer to being responsible for business operations in their respective area of responsibility, in each area headquarters, business headquarters and functional headquarters, and other main organizations.

In addition to the Board of Directors, the Executive Council and the Business Operating Boards have been established as bodies to make decisions on material matters of management, and each body’s rules of procedure clearly define the scope of authorities delegated to the Executive Officers or other executives and the decision-making process. The Company has adopted a “company with an Audit Committee” system, and strengthen the supervisory function of the Board of Directors and extend the delegation of authority from the Board of Directors to the Executive Council for further increased speed in decision-making.

The Board of Directors determines the business vision and company-wide mid-to long-term management plans, which are then shared throughout the Company through each Chief Officer and executives.

The Board of Directors regularly receives reports on the progress of the company-wide mid- to long-term management plans and the annual business plans.

(5)	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

The Company department in charge of internal control endeavors to ensure, both directly and through each regional headquarters, that the Company’s subsidiaries are made aware of the Honda Code of Conduct and the basic policy on development of internal control systems.

In addition, the Company has established a global policy on legal compliance and other compliance (including anti-bribery and insider trading) and requires each subsidiary to establish its own rules based on such policy. Further, trainings on such rules are conducted at each company.

Including the above initiatives, each subsidiary has developed internal control systems appropriate to the laws and ordinances of the country in which it operates and to the business conditions of the subsidiary and regularly reports to the Company regarding the development and operating status of those systems.

Persons responsible for the supervision of each subsidiary have been appointed from among the Executive Officers or other executives with jurisdiction over the area related to the business of the relevant subsidiary. These persons responsible regularly receive reports regarding business plans and management conditions from the subsidiaries for which they are responsible and supervise those subsidiaries in cooperation with business management departments and other related departments.

The Company requires subsidiaries to obtain prior approval from or make reports to the Company regarding material matters of the management of the subsidiary in accordance with the Company’s rules of procedure, and each subsidiary has developed its own approval rules that include the requirements of the Company.

The Company’s subsidiaries have developed risk management systems appropriate to their sizes and business conditions based on the Honda Global Risk Management Policy and report to the Company on material risks. The Company’s department in charge of risk management also verifies the development and operating status of the risk management systems of the subsidiaries.

The Business Ethics Kaizen Proposal Line of the Company accepts whistle-blowing reports from management and employees of the Company and subsidiaries, in addition to which each regional headquarters and other major subsidiary has established its own internal whistle-blowing point of contact.

The Audit Division, which directly reports to the president, conducts internal auditing of each department of the Company, provides supervision and guidance to internal audit departments in major subsidiaries, and conducts audits of subsidiaries directly when necessary.

(6)

Provision of the Directors and employees who should support duties of the Audit Committee, independence of such Directors and employees from Executive Officers, and ensuring effectiveness of instructions to such Directors and employees

The Company has formed the Board of Directors Office as an organization to support the Board of Directors, Nominating Committee, Audit Committee, and Compensation Committee, serving full-time. Employees of the Board of Directors Office execute their duties under the supervision of the Board of Directors and three committees. Performance evaluation, personnel changes, etc. of these employees require the consent of the Audit Committee, in order to ensure independence from Executive Officers and the effectiveness of instructions of the Audit Committee.

(7)

Systems for Directors, Executive Officers, and employees to report to the Audit Committee and systems for ensuring that no one making such a report will receive any disadvantageous treatment for doing so

The Company has established its Standards for the Audit Committee Reports as a set of standards for reports to the Audit Committee, and the relevant departments of the Company regularly report to the Audit Committee regarding the business conditions and the development and operation status of internal control systems, such as those for compliance and risk management, of the Company and its subsidiaries. Additionally, if there are any matters that may significantly affect the Company, those are reported as well.

No one who has made a report to the Audit Committee is treated disadvantageously for having done so.

(8)	Policy related to processing of expenses incurred in the execution of duties by Members of the Audit Committee and other systems for ensuring the effectiveness of audits by the Audit Committee

In order for the Company to bear the necessary expenses for the Audit Committee to execute their duties, the Company secures the necessary budget every business year based on proposals from the Audit Committee.

The Audit Committee work closely with the Audit Division, which serves as the Company’s internal audit department, to conduct audits of the Company and its subsidiaries. Additionally, two full-time Members of the Audit Committee are employed to attend meetings of the Executive Council and other important meetings as necessary.

2.	Basic Approach to and Current Status of Activities to Exclude Anti-Social Elements

Honda’s basic policy is to maintain a resolute attitude at all times toward anti-social elements that threaten social order and safety. An organizational unit has been formed to respond to these elements, and the Company works closely with the police and other outside organizations.

V.	Other Information

1.	Adoption of anti-takeover measures

Existence of anti-takeover provisions: None

Supplementary Explanation of Matters Related to this Item

2.	Other matters related to corporate governance, etc.

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Basic policy for timely disclosure

The Company regards the following as material information that should be disclosed and works to make such information available promptly, appropriately and fairly to shareholders, investors and other stakeholders.

Material information

(1)

Corporate information that must be disclosed under Japan’s Financial Instruments and Exchange Law and the regulations of stock exchanges (as set forth in regulations regarding listed securities) and that will have a material impact on investment judgments.

(2)	Other corporate information that may have a material impact on investment judgments.

Internal systems for timely disclosure of corporate information

The Company has established systems for the management of corporate information under which, under the supervision of the officer in charge of handling information, the Finance, Accounting, Corporate Communication, and Legal divisions collect corporate information which is expected to constitute information that is subject to timely disclosure from the Company’s decision-making body, units that have principal responsibility (units with principal responsibility) for businesses relating to the relevant information and subsidiaries and manages such information.

Decisions on whether the information is material and should be disclosed and the manner in which it should be disclosed are made, in accord with the basic policy previously mentioned, through joint discussions led by the officer in charge of handling information together with the Finance, Accounting, Corporate Communication, and Legal divisions; Director, President and Representative Executive Officer; Director, Managing Executive Officer and Chief Financial Officer; units with principal responsibility; and Operating Executives who manage and supervise such units.

Outline of Internal Systems for Timely Disclosure

Corporate Governance System